UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
✓ Form C/A: Amendment to Offering Statement
✓ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Padlist, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 24, 2019

Physical address of issuer
10032 Elizabeth Crest Lane, Charlotte, North Carolina 28277

Website of issuer
www.padlist.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
4,092

Price (or method for determining price)
$6.11 per share of Series Seed Preferred Stock

Target offering amount
$25,000

Oversubscriptions accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 13, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$87,817	$142,130
Cash & Cash Equivalents	$32,762	$50,290
Accounts Receivable	$32,804	$51,804
Short-term Debt	$243,702	$264,157
Long-term Debt	N/A	N/A
Revenues/Sales	$289,380	$362,341
Cost of Goods Sold	$166,019	$171,366
Taxes Paid	N/A	N/A
Net Income	($38,827)	($73,571)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
AMENDED AND RESTATED OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
January 16, 2020

Padlist, Inc.

Up to $1,070,000 of Preferred Stock

Padlist, Inc. ("Padlist", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 13, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $600,000 under the Combined Offerings (the "Closing Amount") by March 13, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by March 6, 2020 will be permitted to increase their subscription amount at any time on or before March 13, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after March 6, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 13, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at www.padlist.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/padlist

About this Form C
You should rely only on the information contained in this Form C. For the avoidance of doubt, any references herein to "Form C" shall also be a reference to this amended and restated Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management

concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Padlist, Inc. is a Delaware C-Corporation, formed on October 24, 2019.

The Company is located at 10032 Elizabeth Crest Lane, Charlotte, North Carolina 28277.

The Company's website is www.padlist.com.

The Company previously operated as a Florida Limited Liability Company under the name Padfinders LLC. Padfinders LLC was formed on November 17, 2009 and reincorporated in Delaware as a C-Corporation on October 24, 2019.

The Company currently has 2 full time employees and 5 full time contractors. The Company is in the process of converting the 5 contractors to employees.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/padlist and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$6.11
Minimum investment amount per investor	$1,000
Offering deadline	March 13, 2020
Use of proceeds	See the description of the use of proceeds on pages 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 13, 15, 16 and17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are

inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The online real estate market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. If that is the case, there is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it may not be able to execute its business plan, its continued operations may be jeopardized and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. They will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Blake and Lindsay Van Leer. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's

key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's principal shareholders own voting control of the Company. The Company's current officers, directors, founders, and principal shareholders currently own a total of 950,000 shares of its Common Stock or 100% of the total issued and outstanding capital stock of the Company. The principal shareholders will own a majority of the Company's Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Company's common stock. This concentration of ownership may not be in the best interests of all shareholders.

The Company's founders and executive officers, Blake Van Leer and Lindsay Van Leer, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

The Company does not have employment contracts in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any employee were to leave Padlist, Inc., the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into. The Company has confirmed that there are Non-Disclosure Agreements in place.

The Company's cash position is relatively weak. The Company currently has roughly $13,968.96 in cash balances as of October 31, 2019. This equates to about 3 months of runway post-raise. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has conducted related party transactions. Beginning in 2015, the Company has advanced various amounts to its managing members and companies owned by the managing members with no stated interest rate. Advances are due on demand. The balances receivable at December 31, 2018 and 2017 totaled $22,251 and $38,046, respectively. Since the Company's inception, a member of the Company and a relative of the members of the Company have loaned money to the Company with no stated interest rate. The balance due as of December 31, 2018 and 2017 is $29,009 and $39,009, respectively. No interest expense was recorded on these balances during the years ended December 31, 2018 or 2017. Advances are due on demand.

During the years ended December 31, 2018 and 2017, the Company made guaranteed payments to the managing members for their management services totaling $6,041 and $53,746, respectively, that is included in general and administrative expenses on the statement of operations and members' deficit.

The Company rents office space on a month-to-month basis from a Company owned by one of its members. Total related rent expense of $0 and $8,735 is recorded in general and administrative expenses for the years ended December 31, 2018 and 2017, respectively.

Subsequent to December 31, 2018, the Company has advanced an additional $3,600 to related parties and received repayment of $2,000 of the amounts due from related parties. The Company has evaluated subsequent events that occurred after December 31, 2018 through October 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology,

and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

"The smarter way to find and list pads." By combining smart technology, data transparency and local experts, Padlist moves away from the static vibe of current real estate search platforms to connect landlords and renters faster and easier.

Business Plan

When the co-founders of Padlist were moving to a new city, it was a real challenge trying to learn the neighborhoods and find the perfect place at an ideal price. They realized an opportunity to capitalize on an underserved market. Today, they are looking to grow their current business by improving and speeding up the moving process with Padlist's smart technology.

Industry Problem

Renters and landlords need an easier and faster way to find each other. However, data is limited, images look different from reality, and renters lack access to local info and vendors that could help make their move more seamless.

Padlist Solution

Padlist connects renters and landlords easier and faster. Renters are empowered with options - they can work with a local expert, or use Padlist's AI and drone technology platform to match with homes online. Landlords receive lead value with qualified referral generation. Padlist creates additional revenue streams, and benefits communities, by connecting renters to local resources through an interactive data map and vendor lists.

Business Model

Industry rates are approx. $1000-$2500+/mo subscription fee. Padlist charges multi-family buildings (25+ units) a 3 tiered monthly subscription fee ($250 | $500 | $700). Plus, receives additional revenue streams: 1) Private Landlords: Free to list, pay premium to upgrade; 2) Renters: Application fee; 3) Affiliate + advertising revenue; 4) Not just a lead gen/advertising site, Padlist is also a data company.

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised

Technology	35%	35%	35%
Operating/HR	35%	35%	35%
Marketing	15%	15%	15%
Advertising	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**
Blake Van Leer	CEO	CEO of Padlist: Responsible for long term and short term company strategies, goals and growth; product-market-fit process; team culture; brand development; data analytics; lead generation; PR; marketing and advertising; B2B; industry development/competitive market landscape/expansion opportunities; fund raising; social responsibility
Lindsay Van Leer	COO	COO of Padlist: Responsible for the design and implementation of technology, business strategies, plans, procedures and sales; develop company policies to promote culture and vision; oversees operations of the company and work of executives (IT, Marketing, Sales, Finance); Analyze and interpret data/metrics to evaluate performance of company and team; assists CEO in fundraising ventures, expansion activities and social responsibility

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	950,000	N/A	N/A	N/A	90.3%	

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Private Investor	$150,000 in Principal	8% and due on demand	N/A	N/A	On Demand	All Principal and Interest Converts on Closing of this financing at a 30% discount to the round price

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Lindsay and Blake Van Leer, as Tenants in the Entirety.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Lindsay and Blake Van Leer, as Tenants in the Entirety	Common Stock	90.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Padlist, Inc. is a Delaware C-Corporation, formed on October 24, 2019, and previously operated as Padfinders LLC.

Padfinders LLC was organized in the state of Florida on November 17, 2009 as Rentals Gone Wild, LLC and changed its name during the year ended December 31, 2017. The financial statements of Padfinders LLC (which may be referred to as "Padfinders", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $13,968.96 in cash on hand as of October 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $8,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different

valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $600,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered “Major Purchasers,” and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder

As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Beginning in 2015, the Company has advanced various amounts to its managing members and companies owned by the managing members with no stated interest rate. Advances are due on demand. The balances receivable at December 31, 2018 and 2017 totaled $22,251 and $38,046, respectively.

Since the Company's inception, a member of the Company and a relative of the members of the Company have loaned money to the Company with no stated interest rate. The balance due as of December 31, 2018 and 2017 is $29,009 and $39,009, respectively. No interest expense was recorded on these balances during the years ended December 31, 2018 or 2017. Advances are due on demand.

During the years ended December 31, 2018 and 2017, the Company made guaranteed payments to the managing members for their management services totaling $6,041 and $53,746, respectively, that is included in general and administrative expenses on the statement of operations and members' deficit.

The Company rents office space on a month-to-month basis from a Company owned by one of its members. Total related rent expense of $0 and $8,735 is recorded in general and administrative expenses for the years ended December 31, 2018 and 2017, respectively.

Subsequent to December 31, 2018, the Company has advanced an additional $3,600 to related parties and received repayment of $2,000 of the amounts due from related parties. The Company has evaluated subsequent events that occurred after December 31, 2018 through October 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already

done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Blake Van Leer

(Signature)

Blake Van Leer

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Blake Van Leer

(Signature)

Blake Van Leer

(Name)

Chief Executive Officer

(Title)

January 16, 2020

(Date)

/s/Lindsay Van Leer

(Signature)

Lindsay Van Leer

(Name)

Chief Operating Officer

(Title)

January 16, 2020

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT C

PDF of SI Website



padlist

The smarter way to find and list pads

Disclaimer

This presentation contains offering materials prepared solely by Padlist without t of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentatio forward-looking statements and information relating to, among other things, the business plan and strategy, and its industry. These statements reflect managem views with respect to future events based information currently available and a risks and uncertainties that could cause the company's actual results to diff Investors are cautioned not to place undue reliance on these forward-looking s they are meant for illustrative purposes and they do not represent guarantees of f levels of activity, performance, or achievements, all of which cannot be made. person nor any other person or entity assumes responsibility for the a completeness of forward-looking statements, and is under no duty to upda statements to conform them to actual results.

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An online real estate database platform for renters and landlords.

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Padlist is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Padlist without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 85,000+ renter database with 200+ online reviews including an average 4.9-star rating on Google
- Signed agreements with 170+ multi-family buildings including 11 of the country's Top 25 largest apartment managers
- Co-Founders have a combined 30+ years of real estate, technology and marketing experience, including roles as Special Advisors to Kathy Ireland and cbdMD
- Notable Partner: Kathy Ireland (kathy ireland® Worldwide), which has $2.6B in annual sales and is the 26th largest licensor in the world (Forbes 2016 & License Global 2019)
- Notable Advisory Board: Kathy Ireland, Pierre Calzadilla (Trulia), DR Dwyer (Related Companies), and Matt McFee (BriteVerify)

Fundraise Highlights

- Total Amount Raised: US $4,234
- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $8,000,000
- Offering Type: Side by Side Offering

"The smarter way to find and list pads." By combining smart technology, data transparency and local experts, Padlist moves away from the static vibe of current real estate search platforms to connect landlords and renters faster and easier.

When the co-founders of Padlist were moving to a new city, it was a real challenge trying to learn the neighborhoods and find the perfect place at an ideal price. They realized an opportunity to capitalize on an underserved market. Today, they are looking to grow their current business by improving and speeding up the moving process with Padlist's smart technology.

Industry Problem

Renters and landlords need an easier and faster way to find each other. However, data is limited, images look different from reality, and renters lack access to local info and vendors that could help make their move more seamless.

Padlist Solution

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Padlist connects renters and landlords easier and faster. Renters are empowered with options - they can work with a local expert, or use Padlist's AI and drone technology platform to match with homes online. Landlords receive lead value with qualified referral generation. Padlist creates additional revenue streams, and benefits communities, by connecting renters to local resources through an interactive data map and vendor lists.

Business Model

Industry rates are approx. $1000-$2500+/mo subscription fee. Padlist charges multi-family buildings (25+ units) a 3 tiered monthly subscription fee ($250 | $500 | $700). Plus, receives additional revenue streams: 1) Private Landlords: Free to list, pay premium to upgrade; 2) Renters: Application fee; 3) Affiliate + advertising revenue; 4) Not just a lead gen/advertising site, Padlist is also a data company.

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Welcome Home | Chief Editor & Brand Strategist Kathy Ireland.

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Founders and Officers



Blake Van Leer
CEO

Blake's love for technology and marketing began as a teenager with online video game development, involving complex ecosystems, fictional-donation currency, economics and guerrilla marketing. For over 15 years, he has implemented, managed and held executive positions overseeing the marketing and technology departments of residential real estate and commercial land development companies. Blake's resume includes Special Advisor to Kathy Ireland® and cbdMD (NYSE American: YCBD) providing strategic planning on high level topics, partnerships, acquisitions and technology endeavors as well as Co-Founder and CEO of BLVD, a well-diversified creative and tech driven marketing company powered by AI and data analytics. Blake currently serves as CEO of Padlist, a national smart technology real estate platform.



Lindsay Van Leer
COO

Lindsay's passion to operate, organize and communicate has been the driving force behind successful roles in both executive leadership and business ownership over the years. Directly out of college, she co-founded her first real estate investment company, which expanded to offices in multiple states. With over 15 years experience in the real estate field, she co-founded Padlist, a national smart technology rental platform, to capitalize on an underserved market in the industry. She currently serves as its COO where she has had a hands-on role in its development from generating its first sale to designing and developing its robust custom CRM to support the sales and operations teams. Lindsay's resume includes Co-Founder and COO of BLVD, a marketing and technology company as well as Special Advisor to Kathy Ireland® and cbdMD (NYSE American: YCBD).

Key Team Members



Lucas Minissale
Technology Director



Dawn Hamer
Operations Director

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Jen Gilmore

Sales Director



Michael Schatz

Creative Director

Notable Advisors & Investors



Kathy Ireland

Advisor, Advisory Board Chair, Chief Editor & Brand Strategist at Padlist

PROFILE MENU

Matt McFee

Highlights

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A visor, Foun ing Partner, Successful Exit at BriteVerify



Pierre Calza illa

A visor, 16 years in Pro Tech, 8 years Trulia Sales & Marketing Lea er



D   Dwyer

A visor, VP, Hea   of Marketing at Relate   Com anies

Term Sheet

A Si e y Si e offering refers to a   eal that is raising ca ital un er two offering ty es. If you   lan on investing less than   S $20,000.00, you will automatically invest un er the Regulation CF offering ty e. If you invest more than   S $20,000.00, you must   e an accre ite   investor an   invest un er the Regulation D offering ty e.

Fun raising Descri tion

Roun ty e:	See
Roun size:	S $2,000,000
Raise to ate:	S $4,234 S $4,234 (un er Reg CF only)
Minimum investment:	S $1,000
Target Minimum:	S $600,000

Key Terms

Security Ty e:	Preferre E uity
Share rice:	S $6.11
Pre-money valuation:	S $8,000,000
	12.6%

P OFILE MEN

Highlights
Overview
The Team
Term Sheet
Investor Perks
Market Landscape
Form C
Data Room
2 comments
FAQs
SeedInvest

Is participating?:	False
Liquidation preference:	1.0x

A   itional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Padlist has set an overall target minimum of US $600,000 for the round, Padlist must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Padlist's Form C.
Regulation CF cap:	While Padlist is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Technology
Operating / HR
Marketing
Advertising

If Maximum Amount Is Raised


Technology
Operating / HR
Marketing
Advertising

Investor Perks

Early Birds ($5K+ before December 9,   019) | 3 years free service featuring investor's private rental listing plus Padlist sweatshirt

$5,000-$9,999 | 1 year free service featuring investor's private rental listing plus Padlist hat and t-shirt

$10,000-$ 4,499 | 5 years free service featuring investor's private rental listing plus Padlist hat and t-shirt

$ 5,000-$49,999 | Free lifetime service featuring investor's private rental, plus Padlist drone, hat, t-shirt and sweatshirt

$50,000-$99,999 | Above, plus drone footage of investor's private rental; feature and interview on Padlist IGTV and Youtube Channel shared on Padlist social media

$100,000-$ 49,999 | Above, plus dinner with founding team in Charlotte (flight and accommodations not included), and bi-annual invitation to strategy calls with management

$ 50,000+ | Above, plus board observer seat and quarterly invitation to strategy calls with management. Additionally, an individual conference call with Kathy Ireland and her executive team to discuss Padlist and receive business advice on investor chosen topics.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Form C

Data Room

2 comments

FAQs

SeedInvest

Market Landscape

Market Industry & Size

Rental platform company acquisitions range from $13M-$3.5B. Padlist is targeting multi-family buildings (25+ units) because this market has an extensive budget and uses numerous (all relevant) advertising sites. CoStar (data conglomerate/potential exit) owns Apartments.com and 11 sites just like it. Their goal is to acquire more rental sites to collect more data and charge more subscriptions, not to consolidate into one company.

- **43M+:** Renter households nationwide (total available market according to nmhc.org)
- **06K:** Multi-family buildings (serviceable available market of 25+ units according to nmhc.org)
- **K+:** Padlist's goal is to reach 1% multi-family building market share

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The online real estate market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. If that is the case, there is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it may not be able to execute its business plan, its continued operations may be jeopardized and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. They will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Blake and Lindsay Van Leer. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's principal shareholders own voting control of the Company. The Company's current officers, directors, founders, and principal shareholders currently own a total of 950,000 shares of its Common Stock or 100% of the total issued and outstanding capital stock of the Company. The principal shareholders will own a majority of the Company's Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Company's common stock. This concentration of ownership may not be in the best interests of all shareholders.

The Company's founders and executive officers, Blake Van Leer and Lindsay Van Leer, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

The Company does not have employment contracts in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any employee were to leave Smart International Inc., the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into. The Company has confirmed that there are Non-Disclosure Agreements in place.

The Company's cash position is relatively weak. The Company currently has roughly $13,968.96 in cash balances as of October 31, 2019. This equates to about 3 months of runway post-raise. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has conducted related party transactions. Beginning in 2015, the Company has advanced various amounts to its managing members and companies owned by the managing members with no stated interest rate. Advances are due on demand. The balances receivable at December 31, 2018 and 2017 totaled $22,251 and $38,046, respectively. Since the Company's inception, a member of the Company and a relative of the members of the Company have loaned money to the Company with no stated interest rate. The balance due as of December 31, 2018 and 2017 is $29,009 and $39,009, respectively. No interest expense was recorded on these balances during the years ended December 31, 2018 or 2017. Advances are due on demand.

During the years ended December 31, 2018 and 2017, the Company made guaranteed payments to the managing members for their management services totaling $6,041 and $53,746, respectively, that is included in general and administrative expenses on the statement of operations and members' deficit.

The Company rents office space on a month-to-month basis from a Company owned by one of its members. Total related rent expense of $0 and $8,735 is recorded in general and administrative expenses for the years ended December 31, 2018 and 2017, respectively.

Subsequent to December 31, 2018, the Company has advanced an additional $3,600 to related parties and received repayment of $2,000 of the amounts due from related parties. The Company has evaluated subsequent events that occurred after December 31, 2018 through October 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

PROFILE MENU

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



Padlist's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Padlist's Form C

Data Room

NAME
Financials (2 files)
Fundraising Round (1 file)
Investor Agreements (2 files)
Miscellaneous (4 files)

Join the Conversation

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Jeff P. · 2 months • Hide Comment

I'm failing to understand the competitive advantage of Padlist compared against many of its competitors (that are actually listed in the deck).

1. What local data is Padlist providing that I cannot find on other sites?

2. What metrics do you have to back up statements like:

Padlist connects renters and landlords easier and faster. *- How much faster? What evidence do you have?*

Renters are empowered with options - they can work with a local expert, or use Padlist's AI and drone technology platform to match with homes online. *- What exactly is the AI component doing?*

Landlords receive lead value with qualified referral generation. *- What evidence do you have that your leads are more qualified?*

Padlist creates additional revenue streams, and benefits communities, by connecting renters to local resources through an interactive data map and vendor lists. *- I believe all your competitors list local resources. An interactive map is definitely not an advance in technology this day in age.*

3. Based on the deck, your current ARR is $500k. Is that correct? Is this based on signed tenant customers such as apartment buildings? How many customers do you currently have?

To be honest, the only unique thing I see is the partnership with Kathy Ireland. I want to like this deal as proptech is a very hot sector, but I just don't see your magic sauce. Hoping I can be convinced otherwise...

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Lindsay Van L. · Team Member · 2 months · Hide Comment

Hi Jeff,

We appreciate you taking the time to review our company and for giving us the opportunity to address your questions. Please let us know how we can be of further help in providing additional answers. We hope to have you join Padlist as an investor.

Thank you!

- ***Question 1) What local data is Padlist providing that I cannot find on other sites?***

The typical rental search site features a map-based rolodex list of rental data ranked by highest paying advertiser. It's stressful and challenging sifting through an inventory of hundreds of listings, while at the same time, trying to learn which neighborhood best matches your lifestyle. With renting, you don't have a real estate agent to help organize and make sense of all this overwhelming information.

As a solution, Padlist's unique local expert/concierge service ("locators") provides renters with real people offering relevant local data to make the move-in process seamless by answering inventory questions, offering area insight and sharing resources to vendors. With this raise, we will scale this locator service into multiple cities as well as automate this experience on our platform through smart technology.

Padlist's site will feature AI rental matchmaking (via aggregated renter data), realistic neighborhood and property drone flyover views (via visualization data), and a network of local vendors (via data localization through a heat-based lifestyle map) - See below for more details. There is no other site that will offer this level of transparent and realistic data in such a streamlined process.

- ***Question 2a) What metrics do you have to back up statements like, "Padlist connects renters and landlords easier and faster. - How much faster? What evidence do you have?"***

As mentioned in the previous answer, with this raise, we are looking to take our service into multiple cities with a national roadmap. We are doing so based on the results we have received from our local, manual test pilot in DC. Property managers have provided us with rental reports evidencing lead value vs lead volume performance from competitors; unfortunately, we do not have permission to share those reports publicly. We can, however, share testimonials from clients, both renters and landlords alike. Please click the following link for Google reviews (https://bit.ly/35wvvaW), which details how much easier and faster our service is than the competition. We also have the below quotes from landlord clients:

"The Blairs is currently leased at 96%, the highest we've seen in about three years. We appreciate you and your entire team for helping us reach a new level of success! Thank you so much for your help." - Leasing Manager, Silver Spring, MD.

"Padlist has been excellent in referring residents to us. We recently had a potential resident who was so informed with the correct information that by the time they arrived, I only had to say hello and they were hooked. Keep up the great work and keep the happy residents coming to Dominion Towers Apartments!" - Property Manager, Arlington, VA

- ***Question 2b) Renters are empowered with options - they can work with a local expert, or use Padlist's AI and drone technology platform to match with homes online. - What exactly is the AI component doing?"***

When using our platform, renters will first be prompted to answer a series of questions. Padlist's AI recommendation machine will use that information, along with aggregated data collected from other renters, to begin providing property matches. Throughout the renter's experience on our site, which includes using our heat-based lifestyle map and local vendor selection (see below for more info), it will allow our machine to continue collecting more data to improve matches, while at the same time providing landlords and advertising affiliates with higher quality referrals.

- ***Question 2c) Landlords receive lead value with qualified referral generation. - What evidence do you have that your leads are more qualified?***

Our business model is unique in that we work every day speaking with renters, landlords and vendors. From these client conversations, and our advisory board of industry experts, we have collected invaluable insight on the challenges and demands of this industry. Renters have a current need to visit multiple sites to find info and make decisions. As a result, multi-family buildings (our landlord target audience) advertise/pay subscription fees on all these different sites and experience low ROI from targeting unqualified leads. The common complaint is lead volume vs. lead value.
Padlist is a different business model, which will empower renters with the most transparent, realistic and relevant information using ONE platform. We send pre-screened referrals through our locator service right now (please reference our client review link above), and after this raise, our lead generation value on our platform will dramatically increase through the use of our smart technology process.

- ***Question 2d) Padlist creates additional revenue streams, and benefits communities, by connecting renters to local resources through an interactive data map and vendor lists. - I believe all your competitors list local resources. An interactive map is definitely not an advance in technology this day in age.***

The keyword you said is "list." Select sites may list limited school, transit or restaurants on the individual property profiles, or display them on the search map; however, the information is limited and not relevant to a renter's unique needs. If a renter wants a vibrant, walkable block with restaurants and a nearby school plus daycare, there's no way to match one's lifestyle to properties on other sites. You can, however, with our DC locator service right now, and it will also be available on our online platform after this raise.
The interactive heat-based lifestyle map will actually help renters visualize and match with properties based on hyperlocal content and lifestyle selection. Padlist will also use that data to provide vendor partner matches with relevant local resources (renter insurance, movers, furniture, restaurants, coupons, and so much more), which other sites do not offer to help seamlessly finalize a move.

- **Question 3) Based on the deck, your current ARR is $500k. Is that correct? Is this based on signed tenant customers such as apartment buildings? How many customers do you currently have?**

Our revenue projections in this deck are based on existing operations from our DC market where we have 170+ signed multi-family building customers. The recent announcement of our partnership with Kathy Ireland has created a great deal of interest from prospective clients. With the help of Kathy and her extensive network, we are looking forward to our pending meetings with multiple top-25 largest multi-family companies in the nation. Kathy and her executive team will also be joining meetings with affiliate revenue opportunities, including one of the nation's largest insurance providers.
We are confident that we have the product and team to eventually dominate this entire industry. However, the beauty of targeting multi-family companies is not about replacing our current competition, it's about sharing the market. Multi-family buildings subscribe to numerous rental sites, not just one. With all the advantages listed, we believe we will capture material share of this 200K+ multi-family building market.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under egulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is eg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Padlist

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Padlist. Once Padlist accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Padlist in exchange for your securities. At that point, you will be a proud owner in Padlist.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Padlist has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Padlist does not plan to list these securities on a national exchange or another secondary market. At some point Padlist may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Padlist either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Palist's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Palist's Form C. The Form C includes important details about Palist's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



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padlist

Disclaimer

This presentation contains offering materials prepared solely by Padlist without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

padlist

Team

Executives

Blake Van Leer
Co-Founder + CEO

Co-Founder/CEO at Padlist;
Special Advisor to Kathy Ireland

Lindsay Van Leer
Co-Founder + COO

Co-Founder/COO at Padlist;
Multi-State Real Estate Broker;
Special Advisor to Kathy Ireland

Lucas Minissale
Technology Director

Software Engineer at Sonru;
Former CTO at Sembly;
Senior Developer at Globant

Board of Advisors

Kathy Ireland
kathy ireland® Worldwide

kathy ireland® Worldwide
($2.6B in retail sales,
26th largest licensor in the world)

DR Dwyer
Related Companies

VP, Head of Marketing
at Related Companies

Pierre Calzadilla
Trulia

Former Sales & Marketing Leader at Trulia
(16 years in PropTech
& several successful startups)

Matt McFee
BriteVerify

Founding Partner
at BriteVerify

padlist

Industry Problem

Rental searching is stressful and challenging. With buying, there's real estate agents to make it easier. When renting, you have to do it all on your own...

Rental Sites are Not Renter-Focused

The typical rental site features a map-based rolodex list of inventory ranked by highest-paying advertiser, not the renter's best match.

Renters are Overwhelmed by the Search Process

Renters must sift through numerous websites and hundreds of options, while trying to learn neighborhoods that best match their lifestyle.

Rental Data is Deceiving & Move-In Resources are Limited

Renters waste time touring places that don't look like the photos, and there are limited resources to move in seamlessly.

Landlords are Frustrated Too

This style of advertising doesn't create matches. It generates inquiries instead of tours. Unqualified leads instead of qualified applicants.

padlist

Solution

We are the company that solves the pain point for BOTH renters and landlords using just ONE single platform.

Renters

Padlist connects renters to landlords easier and faster. Renters are empowered with options - they can work with Padlist's local rental concierge, or use our AI, drone and localization technology platform to match with homes online.

Landlords

Padlist, unlike the typical "search" site, streamlines the entire rental process for renters. As a result, landlords receive lead generation value through pre-screened referrals from Padlist's concierge team and smart technology platform.

Community

Padlist benefits communities and creates additional revenue streams by connecting renters to local resources through an interactive lifestyle data map and personalized vendor lists.



The Product for Renters

In 5 Steps

Step 1

Choose a Way to Search

Renters can work with our local rental concierge or use our platform to do it themselves.


padfinders
padfinders

or


padlist
Invest List Log in Sign up
A few questions to help us match you with the perfect pad.
My budget is
$1,250
$14,000+
I care about
Fitness
Vibrancy
Schools
Transport
I have a
Dog
Cat
None
Next
Prefer a live local expert? Click here to speak with a Padfinder for free!

Free Rental Concierge

Padlist provides renters with real people called "Padfinders," offering area insight, property matches, tour scheduling and vendor resources to make the moving process seamless.

AI Rental Matchmaking

Renters are asked a series of questions. Padlist's AI recommendation machine will use that info along with aggregated renter data to provide home matches.

Competition

A map-based rolodex list of rental properties ranked by highest paying advertiser.

Step 2

Explore Neighborhoods & Property Matches

Padlist's localization tools


padlist
Invest
List
Log in
Sign up
Price
Beds
Baths
Pets
More Filters
By Relevance
Charlotte, NC Rentals
9010 University City Blvd
$669
1 Bed , 1 Bath
Message
215 N Pine St
$4,955
2 Beds , 3 Baths
Message
2433 Randolph Rd
$3,500
2 Beds , 2 Baths
Message
2520 South Blvd
Map
Satellite
Search as I move the map
Heatmaps: On
TRANSPORT
ACCESS TO SERVICES
Grocery store
Elementary schools
High schools
Daycares
Restaurants
Coffee shops
CHARACTER
Quiet
Vibrancy
Brossard
Feedback

Hyperlocal Content

If a renter wants to find a home in a vibrant, walkable block with restaurants and a nearby school plus daycare, Padlist provides renters with everything they need to know about any neighborhood with hyperlocal content filters.

Local Lifestyle Heatmap

Padlist helps renters visualize on a map which neighborhoods and properties best match their lifestyle represented by heat-based color.

Lifestyle Match Scores

Padlist scores property matches based on the renter's personalized answers, lifestyle criteria and aggregated renter data.

Competition

Renters have to leave the platform, visit numerous sites and organize data on their own to find this type of information.

padlist

Step 3

Tour Neighborhoods & Properties Instantly

Renters can use their phones or computers to tour anytime, anywhere.



020 Channing St NE
Washington, DC 20018
3 beds 2 baths 1,500 sqft
padlist



Drone & 3D Tours

Realistic views from drone footage of neighborhoods, properties and building amenities, plus 3D interior tours.



padlist TV

PadlistTV

An organic feel for neighborhoods and properties from hosted tours by local experts on PadlistTV, featured on our website, Youtube and social media. (An additional revenue stream for Padlist.)

Competition

Renters waste time by driving through neighborhoods to learn the areas and taking exhausting in-person tours.

Step 4

Apply Online with Confidence

With transparent, realistic and relevant information using just ONE platform, Padlist renters are confident in making decisions online.


padlist
Schedule Tour
Name
Email
Phone
Preview and customize message
Send
Apply Now
Price and Availability
1 Bed
Unit One Bedroom, One Bath
1 Bath
680 - 690 sqft
2 units available
$1,350 - $1,545

API Data Exchange

Renters can contact, schedule tours and apply instantly with properties through seamless API data exchange.

Competition

Data is limited and not relevant to a renter's unique needs, resulting in numerous inquiries and wasted time touring non-matches.

padlist

Step 5

Move Seamlessly

Through affiliate and vendor partnerships, we connect renters to their local community and provide move-in resources to streamline the final step of a renter's move, while Padlist monetizes from these revenue streams.


Charlotte
RESOURCES & NEIGHBORHOOD GUIDE
Jason's Personalized Guide
Moving
Insurance
Utilities
Restaurants
Parks
Bars

Affiliate & Vendor Partner Matches

Throughout the renter's experience on our site, and from aggregated data, we provide renters with relevant local info and resources (i.e., renter insurance, movers, furniture, pets, restaurants, coupons, and so much more) to help seamlessly finalize their move.

Competition

Their business model is lead generation for properties with the goal of collecting and sharing renter data (failing to provide a seamless moving experience).

padlist

The Product for Landlords

An equally as seamless process offering lead value referral generation and industry tools at an affordable rate.

Step 1 Add Listings



Step 2 Receive Leads



Step 3 Analyze Data



Easy & Affordable Advertising

Landlords can easily add listings through API data exchange. Listing rates are priced competitively.

Qualified Lead Generation

Delivering lead value with pre-screened, lead generation from Padlist's local concierge agents and smart technology platform.

Custom CRM Lite

A convenient, organized way for landlords to review performance results and data analytics from both Padlist and other lead gen sources.

Competition

Renters visit multiple sites to find info and make decisions. As a result, multi-family buildings (our landlord target audience) advertise/pay subscription fees on all these different sites and experience low ROI from targeting unqualified leads. The common complaint is lead volume vs. lead value.

padlist

Market Size

The advantage of targeting multi-family companies is not about replacing the current competition, it's about sharing the market. Multi-family buildings subscribe to numerous rental sites, not just one.

43M+

Renter Households Nationwide[1]
Total Available Market

206K

Multi-Family Buildings*[2]
Serviceable Available Market
*25+ Units

2K+

Multi-Family Buildings on Padlist
1% Share of Available Market

[1]nmhc.org [2]nmhc.org

Business Model

We charge a monthly subscription fee that starts at $250/mo plus affiliate & advertising revenue.

2K+	$250	$9M
Padlist Multi-Family Buildings	**Starting* Monthly Fee**	**Revenue*** **
1% of Available Market	Per multi-family** building listing	Projected by 2022

*Technology package upgrades available **25+ units ***Revenue is based on lowest subscription fee plus additional services


POLITICIANS ON SALE • A NEW WAY TO RETIRE TAX FREE
FEBRUARY 27 • 2012 EDITION
Forbes
SUPERMODEL
SUPERMOGUL
KATHY IRELAND OUTSELLS MARTHA STEWART—AND SHE'S RICHER, TOO.
THE STRANGE BUT TRUE TRIUMPH OF A SWIMSUIT ICON.

padlist

Powered by *kathy ireland*® Worldwide

As Advisory Board Chair, Chief Editor and Brand Strategist, Kathy Ireland and her executive team provides access to a preferred global network, media exposure and affiliate resources to offer Padlist instant brand validation, ecosystem and growth.

$2.6B
Annual Sales[1]

26th
Largest Licensor In the World[2]

65,000
Retail Doors In 50 Countries

[1] According to Forbes *[2] According to License Global*

Market Strategy & Adoption

padlist

Partnerships

Syndication + Relationships

- Kathy Ireland ($2.6B sales)*
- Padfinders (DC Concierge)
- National Insurance Company** ($10M policyholders, pending)
- The Design Network
- ILS (Internet listing services)
- Property management software (RealPage, Yardi, MRI)
- University off-campus housing
- Facebook Marketplace

*Every week starts with a meeting with Kathy Ireland and her executive team with strategies and goals for Padlist's growth and success. Kathy is an integral part of implementing major marketing campaigns to generate millions of impressions, joining us on calls with the nation's largest property management companies and helping set up affiliate revenue stream partnerships (** We are scheduled to meet with one of the largest insurance providers in the country). As an equity partner, a homerun with Padlist is an incentive for *kathy ireland*® Worldwide as it grows its brand value in the home, tech, data industries and beyond.

Marketing

Digital + On-site

- National Apartment Association Expo (10K professionals)
- Major city apartment association tradeshows
- Major city job fairs
- Influencer marketing (10M+ reach)
- Affiliate programs
- PadlistTV Youtube & IGTV channel
- Feature to share drone videos to social media from website

Market Validation

padlist

Apartments.com™ *

17M	1M	5B	$585M
Visitors per mo.	Advertised property units	Ad impressions	Acquisition

1

zumper*

8M	10K	4.4M	$90M
Visitors per mo.	Advertised multi-family buildings	Leads per mo.	Fundraise

2

*All Major Cities [1]apartments.com [2]zumper.com

padlist

Market Acquisitions

Company	Price	Market	Acquirer
trulia	$3.5B	All Major Cities	Zillow
Apartments.com	$585M	All Major Cities	CoStar
rent.com	$415M	All Major Cities	eBay
ApartmentFinder	$170M	All Major Cities	CoStar
StreetEasy	$50M	NYC	Zillow
RentJuice	$40M	All Major Cities	Zillow
hotpads	$16M	Multi-City	Zillow
lovely	$13M	Multi-City	RentPath
naked apartments	$13M	NYC	Zillow

padlist

Competition

	padlist	Apartments.com	zumper	StreetEasy
Financial	Raising Funds	$585M Acquisition	$90M Fundraise	$50M Acquisition
Portfolio	National	National	National	NYC
Search Tools	Interactive Map Hyperlocal Data Local Lifestyle Heatmap Lifestyle Match Scores Neighborhood Drone Tours	Interactive Map Local Data	Interactive Map	Interactive Map
Search Results	Sortable List View AI Matchmaking	Sortable List View	Sortable List View	Sortable List View
Property Listing	Full Property Details 3D Tour HD Video Tour Drone Tour	Partial Property Details 3D Tour HD Video Tour	Partial Property Details	Partial Property Details
Resources	City Guides & Videos Tenant Screening Local Experts (National) PadlistTV Move-In/Out & Welcome Home Kits (Affiliates: Insurance, Movers, Truck Rental, Utility, etc.)	City Guides Local Locator (1 city)	City Guides Tenant Screening Local Locators (National)	City Guides

padlist

Competitive Advantage

Innovative Tech
Introducing ILS smart technology via AI, drones & localization

Matchmaking
Going beyond the "search" with smart tech and rental concierge

Convenience
Experience a tour anytime, anywhere with drone technology

Affordable Marketing
Enabling landlords the ability to enhance marketing & increase ROI

Qualified Leads
Offering landlords value vs volume lead generation

Multiple Revenue Streams
Providing affiliate renter resources before, during & after the move

padlist

Risk Mitigation

	ILS Network	Extensive Budget	Lead Volume
Risk	Data conglomerate Costar owns 11 rental search sites (including Apartments.com) which offers extensive reach.	Apartments.com launched a $100M ad campaign including Superbowl and brand ambassador Jeff Goldblum.	Apartments.com delivers significant lead volume to justify its expensive subscription fee.
	ILS Consolidation	**Strategic Budget**	**Lead Value**
Mitigation	Padlist offers *one* site instead of eleven to help renters and landlords find each other easier and faster.	Padlist implements creative, organic, cost-effective reach to achieve virality (i.e. shareable video content, influencer marketing). Partner is Kathy Ireland.	Padlist reduces lead volume in exchange for lead value to justify its affordable technology.

Use of Proceeds


35%
Technology
35%
Operating / HR
15%
Marketing
15%
Advertising

Technology	35%
Operating/HR	35%
Marketing	15%
Advertising	15%

Timeline



$9M
$2M
$500K

2019	2020 Q1	2020 Q2-Q4	2021	2022
Padlist Website	Funding	CLT & SE Markets	SE Markets	SE & National Market Expansion
DC Market	CLT Market	Implement:		
Concierge	Implement:	- PadlistTV		
Fundraise	- AI			
	- Drones			
	- Localization			

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Future Revenue Channels

Padlist will expand to include new opportunities for revenue channels in complementary industries.

Real Estate
Residential & Commercial

Property Management
CRM & Software License

Licensed IP
3rd Parties

Co-Founders



Blake Van Leer

Blake's love for technology and marketing began as a teenager with online video game development, involving complex ecosystems, fictional-donation currency, economics and guerrilla marketing. For over 15 years, he has implemented, managed and held executive positions overseeing the marketing and technology departments of residential real estate and commercial land development companies. Blake's resume includes Special Advisor to Kathy Ireland® and cbdMD (NYSE American: YCBD) providing strategic planning on high level topics, partnerships, acquisitions and technology endeavors as well as Co-Founder and CEO of BLVD, a well-diversified creative and tech driven marketing company powered by AI and data analytics. Blake currently serves as CEO of Padlist, a national smart technology real estate platform.



Lindsay Van Leer

Lindsay's passion to operate, organize and communicate has been the driving force behind successful roles in both executive leadership and business ownership over the years. Directly out of college, she co-founded her first real estate investment company, which expanded to offices in multiple states. With over 15 years experience in the real estate field, she co-founded Padlist, a national smart technology rental platform, to capitalize on an underserved market in the industry. She currently serves as its COO where she has had a hands-on role in its development from generating its first sale to designing and developing its robust custom CRM to support the sales and operations teams. Lindsay's resume includes Co-Founder and COO of BLVD, a marketing and technology company as well as Special Advisor to Kathy Ireland® and cbdMD (NYSE American: YCBD).


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padlist

www.padlist.com